Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-130074

Pricing Supplement to the Prospectus Supplement No. 543 dated December 1, 2005 — No. 563

The Goldman Sachs Group, Inc.
Medium-Term Notes, Series B

$49,438,788
9.05% Trigger Mandatory Exchangeable Notes due August 2006
(Exchangeable for Common Shares of Suncor Energy Inc.)

This pricing supplement and the accompanying prospectus supplement no. 543, relating to the trigger mandatory exchangeable notes, should be read together. Because the trigger mandatory exchangeable notes are part of a series of our debt securities called Medium-Term Notes, Series B, this pricing supplement and the accompanying prospectus supplement no. 543 should also be read with the accompanying prospectus dated December 1, 2005, as supplemented by the accompanying prospectus supplement dated December 1, 2005. Terms used here have the meanings given them in the accompanying prospectus supplement no. 543, unless the context requires otherwise.

The trigger mandatory exchangeable notes offered by this pricing supplement, which we call the “offered notes” or the “notes”, have the terms described in the accompanying prospectus supplement no. 543, as supplemented or modified by the following:

Issuer: The Goldman Sachs Group, Inc.

Face amount: each offered note will have a face amount equal to $72.7041, which is the initial index stock price; the aggregate face amount for all the offered notes is $49,438,788

Initial index stock price: $72.7041

Original issue price: 100% of the face amount

Net proceeds to the issuer: 99.95% of the face amount

Trade date: February 10, 2006

Settlement date (original issue date): February 17, 2006

Stated maturity date: August 17, 2006, unless extended for up to six business days

Interest rate (coupon): 9.05% per annum

Interest payment dates: May 17, 2006 and August 17, 2006

Regular record dates: for the interest payment dates specified above, five business days before the applicable interest payment date

Index stock and index stock issuer: common shares of Suncor Energy Inc.

CUSIP no.: 38143Y244

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or any other relevant factors, the value of your note on the date of this pricing supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. We encourage you to read “Additional Risk Factors Specific to Your Note” beginning on page S-3 of this pricing supplement and on page S-3 of the accompanying prospectus supplement no. 543 so that you may better understand those risks. The offered notes are not principal-protected and you could lose your entire investment. In addition, the payment amount is capped.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

Goldman Sachs may use this pricing supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in an offered note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Goldman, Sachs & Co.

Pricing Supplement dated February 10, 2006.

Principal amount:	On the stated maturity date, each offered note will be exchanged for index stock at the exchange rate or, at the option of Goldman Sachs, for the cash value of that stock based on the final index stock price.

Exchange rate:

If the final index stock price equals or exceeds the cap price, then the exchange rate will equal the cap fraction times one share of index stock for each $72.7041 of the outstanding face amount, regardless of whether the market price of the index stock falls below the threshold price at any time during the measurement period.

If the market price of the index stock does not fall below the threshold price at any time during the measurement period, then:

•   if the final index stock price is less than the cap price but equals or exceeds the initial stock price, the exchange rate will equal one share of the index stock for each $72.7041 of the outstanding face amount; or

•   if the final index stock price is less than the initial index stock price, the exchange rate will equal the threshold fraction times one share of index stock for each $72.7041 of the outstanding face amount.

If the market price of the index stock falls below the threshold price at any time during the measurement period, then:

•   if the final index stock price is less than the cap price, the exchange rate will equal one share of the index stock for each $72.7041 of the outstanding face amount.

The exchange rate is subject to anti-dilution adjustment as described in the accompanying prospectus supplement no. 543.

For purposes of determining the exchange rate, the market price of the index stock will be determined as described in the Section entitled “Special Calculation Provisions — Market Price” on page S-18 of the accompanying prospectus supplement no. 543, except that the words “during regular trading hours” will be inserted after the words “sale price” in the first paragraph and the words “national securities exchange” will mean “U.S. national securities exchange”.

Please note that the amount you receive for each $72.7041 of outstanding face amount on the stated maturity date will not exceed the cap price and that it could be substantially less than $72.7041. You could lose your entire investment in the offered notes.

Initial index stock price:	$72.7041 per share.

Final index stock price:	The closing price of one share of the index stock on the determination date, subject to anti-dilution adjustment.

Cap price:	The initial index stock price times 1.15, which equals $83.6097 per share.

Cap fraction:	The cap price divided by the final index stock price.

Threshold price:	The initial index stock price times 0.75, which equals $54.5281 per share.

Threshold fraction:	The initial index stock price divided by the final index stock price.

Measurement period:	Any trading day from but not including the trade date up to and including the determination date.

Determination date:	The fifth trading day prior to the stated maturity date unless extended for up to five business days.

No listing:	The offered notes will not be listed on any securities exchange or interdealer market quotation system.

Additional risk factors specific to your note:

Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Value of Your Note on the Date of this Pricing Supplement (As Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Is Significantly Less than the Original Issue Price

The value or quoted price of your note at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price could be higher or lower than the original issue price, and may be higher or lower than the value of your note as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your note or otherwise values your note, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “Additional Risk Factors Specific to Your Note — The Market Price of Your Note May Be Influenced by Many Unpredictable Factors” in the accompanying prospectus supplement no. 543.

Furthermore, if you sell your note, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your note; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to Your Note —Your Note May Not Have an Active Trading

Market” in the accompanying prospectus supplement no. 543.

Suncor Energy Inc.:	According to its publicly available documents, Suncor Energy Inc., a company organized under the laws of, and headquartered in, Canada, is an integrated energy company that explores for, acquires, develops, produces and markets crude oil and natural gas, transports and refines crude oil and markets petroleum and petrochemical products. Information filed with the SEC by Suncor Energy Inc. under the Exchange Act can be located by referencing its SEC file number: 001-12384.

Historical trading price information:
The index stock is traded on the New York Stock Exchange under the symbol “SU”. The following table shows the quarterly high, low and final closing prices for the index stock as traded on the New York Stock Exchange for the four calendar quarters in each of 2004 and 2005 and for the first calendar quarter in 2006, through February 10, 2006. We obtained the trading price information shown below from Bloomberg Financial Services, without independent verification.

	High	Low	Close
2004
Quarter ended March 31	$28.35	$24.74	$27.35
Quarter ended June 30	$27.73	$23.61	$25.61
Quarter ended September 30	$32.56	$25.76	$32.01
Quarter ended December 31	$35.45	$31.70	$35.40

2005
Quarter ended March 31	$40.51	$31.90	$40.21
Quarter ended June 30	$48.90	$35.75	$47.32
Quarter ended September 30	$61.80	$47.75	$60.53
Quarter ended December 31	$65.37	$49.65	$63.13

2006
Quarter ending March 31 (through February 10, 2006)	$80.75	$64.59	$72.60
Closing price on February 10, 2006			$72.60

As indicated above, the market price of the index stock has been highly volatile during recent periods. It is impossible to predict whether the price of the index stock will rise or fall, and you should not view the historical prices of the index stock as an indication of future performance. See “Additional Risk Factors Specific to Your Note — The Market Price of Your Note May Be Influenced by Many Unpredictable Factors” in the accompanying prospectus supplement no. 543.

Hypothetical payment amount:	The tables below show the hypothetical payment amounts that we would deliver on the stated maturity date in exchange for each $72.7041 of the outstanding face amount of your note, if the final index stock price were any of the hypothetical prices shown in the left column. For this purpose, we have assumed that there will be no anti-dilution adjustments to the exchange rate and no market disruption events. The first table shows the hypothetical payment amounts in the case where the market price of the index stock does not fall below $54.5281, the threshold price, at any time during the measurement period. The second table shows the hypothetical payment amount s in the case where the market price does fall below $54.5281 at any time during the measurement period.

The prices in the left column represent hypothetical closing prices for one share of index stock on the determination date and are expressed as percentages of the initial index stock price, which equals $72.7041 per share. The amounts in the right column represent the hypothetical cash value of the index stock to be exchanged, based on the corresponding hypothetical final index stock prices, and are expressed as percentages of the initial index stock price. Thus, a hypothetical payment amount of 100% means that the cash value of the index stock that we would deliver in exchange for each $72.7041 of the outstanding face amount of your note on the stated maturity date would equal 100% of the initial index stock price, or $72.7041, based on the corresponding hypothetical final index stock price and the assumptions noted above.

If the market price of the index stock does not fall below the threshold price at any time during the measurement period:

Hypothetical Final Index Stock Price as % of Initial Index Stock Price	Hypothetical Payment Amount as % of $72.7041 Face Amount
200%	115%
150%	115%
115%	115%
110%	110%
100%	100%
90%	100%
80%	100%
75%	100%

If the market price of the index stock does fall below the threshold price at any time during the measurement period:

Hypothetical Final Index Stock Price as % of Initial Index Stock Price	Hypothetical Payment Amount as % of $72.7041 Face Amount
200%	115%
150%	115%
115%	115%
110%	110%
100%	100%
90%	90%
75%	75%
50%	50%
0%	0%

The payment amounts shown above are entirely hypothetical; they are based on market prices for the index stock that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your note on the stated maturity date or at any other time, including any time you may wish to sell your note, may bear little relation to the hypothetical payment amounts shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the offered notes or on an investment in the index stock. Please read “Additional Risk Factors Specific to Your Note” and “Hypothetical Payment Amounts on Your Note” in the accompanying prospectus supplement no. 543.

Payments on your note are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on your note are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond bought, and an option sold, by the holder (with an implicit option premium paid over time to the holder). The discussion in this paragraph does not modify or affect the terms of the offered notes or the United States income tax treatment of the offered notes as described under “Supplemental Discussion of Federal Income Tax Consequences” below or in the accompanying prospectus supplement no. 543.

Supplemental Discussion of Federal Income Tax Consequences:

The following is a general discussion of certain United States federal income tax consequences relating to the notes. It does not purport to be a complete analysis of all tax considerations relating to the notes. You should consult your tax advisor concerning the United States federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws, and the possible effects of changes in federal or other tax laws.

The following section supplements the discussion of United States federal income taxation in the accompanying prospectus and prospectus supplement no. 543 with respect to United States holders.

The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. In addition, it is the opinion of Sullivan & Cromwell LLP that the characterization of the note for U.S. federal income tax purposes that will be required under the terms of the note, as discussed below, is a reasonable interpretation of current law. This section applies to you only if you are a United States holder that holds your note as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of a note and you are:

•  a citizen or resident of the United States;

•  a domestic corporation;

•  an estate whose income is subject to United States federal income tax regardless of its source; or

•  a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•  a dealer in securities or currencies;

•  a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•  a bank;

•  a life insurance company;

•  a tax-exempt organization;

•  a regulated investment company;

•  a common trust fund;

•  a person that owns a note as a hedge or that is hedged against interest rate or  currency risks;

•  a person that owns a note as part of a straddle or

conversion transaction for tax purposes; or • a person whose functional currency for tax purposes is not the U.S. dollar.

Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly discusses how your note should be treated for U.S. federal income tax purposes and as a result, the U.S. federal income tax consequences of your investment in your note are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the note, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

You will be obligated pursuant to the terms of the note – in the absence of an administrative determination or judicial ruling to the contrary — to characterize your note for all tax purposes as a forward contract to purchase the index stock at the stated maturity date and to treat your note as if:

1)   at the time of issuance of your note you deposit irrevocably with us a fixed amount of cash equal to the purchase price of your note to assure the fulfillment of your purchase obligation described in clause (3) below, which deposit will unconditionally and irrevocably be applied at the stated maturity date to satisfy that obligation,

2) the payment of the stated rate of interest on your note is compensation to you for our use of the cash deposit during the term of the note, and

3)   at the stated maturity date the cash deposit unconditionally and irrevocably will be applied by us in full satisfaction of your obligation under the forward purchase contract, and we will deliver to you the number of shares of the index stock – or, at our option, an amount of cash equal to the value of the shares of the index stock – that you are entitled to receive at that time pursuant to the terms of your note.

Although you will be obligated to treat the payment of the purchase price for your note as a deposit for U.S. federal income tax purposes, the cash proceeds that we will receive from the offering will not be segregated by us during the term of your note, but instead will be commingled with our other assets.

Consistent with the above characterization, amounts paid to us in respect of the original issue of a note will be treated as allocable in their entirety to the amount of the cash deposit attributable to your note, and amounts denominated as interest that are payable with respect to your note will be characterized as interest payable on the amount of the deposit. Because your note matures less than one year after the issue date, the special rules regarding short-term notes will apply to any interest you receive or accrue. See “United States Taxation — Taxation of Debt Securities — United States Holders — Original Issue Discount — Short-Term Debt Securities” in the accompanying prospectus.

If (1) your note is characterized as described above, (2) you are an initial purchaser of your note who has purchased your note at the original issue price and (3) we elect to deliver shares of the index stock at the stated maturity date, you would not recognize gain or loss on the purchase of the stock. You would have a tax basis in the index stock equal to your tax basis in your note, less the portion of the tax basis of your note allocable to any fractional share, as described in the next sentence, and would have a holding period in the index stock beginning on the date after the stated maturity date. You would recognize short-term capital gain or loss with respect to cash received in lieu of a fractional share, in an amount equal to the difference between the cash received and the portion of the basis of your note allocable to the fractional share. If we deliver cash at the stated maturity date, you would generally recognize capital gain or loss equal to the difference between the amount of cash received and your tax basis in the note and the holding period for purposes of such capital gain and loss will begin on the day following the first day you held the note.

If your note is characterized as described above and you purchase your note at a price other than the adjusted issue price as determined for tax purposes, you would likely be required to allocate your purchase price for the note between the deposit component and forward contract component of your note. You would generally be treated upon maturity of your note in the same manner described above with respect to initial purchasers of notes. Because the appropriate U.S. federal income tax treatment of persons who purchase interest-bearing notes at a price other than the adjusted issue price as determined for tax purposes is unclear, those persons are urged to consult their tax advisors regarding the tax consequences of their purchase of notes. If your note is characterized as described above, your tax basis in your note generally would equal your cost for your note. Upon the sale or exchange of your note, you would recognize gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in your note. Such gain or loss will be short-term capital gain or loss, except to the extent of any accrued interest that you have not included in income.

There is no judicial or administrative authority discussing how your note should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that treatment other than that described above is more appropriate. For example, the Internal Revenue Service could treat your note as a single debt instrument subject to the special rules governing short-term debt instruments. If such apply, you would recognize gain or loss upon the sale or maturity of your note – including if you receive index stock at that time – in an amount equal to the difference, if any, between the fair market value of the amount you receive at that time – which, in the case of index stock, would equal the fair market value of the index stock at the stated maturity date – and your adjusted basis in your note. In general, your adjusted basis in your note would equal the amount you paid for your note. Your holding period in any index stock you receive upon the maturity of your note would begin on the day after the stated maturity date.

It is also possible that the Internal Revenue Service could seek to characterize your note in a manner that results in tax consequences to you different from those described above. For example, the Internal Revenue Service could seek to characterize your note as a notional principal contract, or as a prepaid forward without a cash deposit component. You should consult your tax advisors as to possible alternative characterizations of your note for U.S. federal income tax purposes.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your note.

Hedging:	In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of the index stock on the trade date. For a description of how our hedging and other trading activities may affect the value of your note, see “Additional Risk Factors Specific to Your Note — Our Business Activities May Create Conflicts of Interest Between You and Us” and “Use of Proceeds and Hedging” in the accompanying prospectus supplement no. 543.